===============================================================================



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)


                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                                 @POS.COM, INC.
                            (Name of Subject Company)
                                ----------------

                                 @POS.COM, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    04963A104
                      (CUSIP Number of Class of Securities)


                                    JOHN WOOD
                             CHIEF EXECUTIVE OFFICER
                                 @POS.COM, INC.
                             3051 NORTH FIRST STREET
                              SAN JOSE, CALIFORNIA
                                 (408) 468-5400
       (Name, Address and Telephone number of person authorized to receive notices and communications on behalf of the persons(s) filing statement)


                                   COPIES TO:
                             James C. Chapman, Esq.
                               Stephen W. Clinton
                               Patrica P. Zahedani
                            Silicon Valley Law Group
                             152 North Third Street,
                           San Jose, California 95112
                                 (408) 286-6100


 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


================================================================================

ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company is @pos.com, Inc., a Delaware corporation (the "Company" or "@pos"). The address of the principal executive offices of the Company is 3051 North First Street, San Jose, California 95113. The telephone number of the principal executive offices of the Company is (408) 468-5400.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Schedule 14D-9" or "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock" or the "Shares"). As of August 12, 2002, there were 10,416,141 shares of Common Stock outstanding.


ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. The Company's name, address and telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by Symbol Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Symbol Technologies, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding Shares at a purchase price of $0.46 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated August 19, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on August 19, 2002.

     The Offer is being made in accordance with the Agreement and Plan of Merger dated August 12, 2002 by and among Parent, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than shares owned by Parent, the Purchaser, any of their respective subsidiaries, the Company or any subsidiary of the Company, and Shares held by stockholders who did not vote in favor of the Merger Agreement and who comply with all the relevant provisions of Section 262 of the DGCL relating to dissenter's rights of appraisal) will be converted into the right to receive the same amount in cash per share that is paid pursuant to the Offer (the "Merger Consideration"). In addition, at the Effective Time, each then outstanding option to purchase Common Stock under the Company's 1996 Stock Option Plan, whether or not otherwise vested and exercisable ("Stock Option") shall be cancelled by the Company and in consideration of such cancellation and, except to the extent that Parent and the holder of any such Stock Option otherwise agree, the Company shall pay to such holders of Stock Options an amount in respect thereof equal to the product of (A) the excess, if any, of
(i) the Merger Consideration over (ii) the exercise price per Share subject to such Stock Option and (B) the number of Shares subject to such Stock Option immediately prior to its cancellation. Such payment shall be less any required withholding taxes and without interest.

     The Schedule TO states that the principal office of Parent and the Purchaser are located at One Symbol Plaza, Holtsville, New York 11742.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex A to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex A hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates, or (2) the Purchaser or the Purchaser's executive officers, directors or affiliates.


 THE MERGER AGREEMENT AND RELATED DOCUMENTS

     The summary of the Merger Agreement and the description of the conditions of the Offer are contained in Section 11 -- "Purpose of the Offer; Plans for the Company; Certain Agreements" and Section 14 -- "Conditions of the Offer", in each case, of the Offer to Purchase which is filed herewith as Exhibit (a) (1) and incorporated herein by reference. Such summaries and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e) (1) and incorporated herein by reference.

     In connection with the Merger Agreement, Crosspoint Ventures Partners Q LLP, Crosspoint Ventures Partners LLP, Life Investors Insurance Company of America, John Wood and Llavan Fernando (collectively the "Stockholders") entered into a Tender and Voting Agreement dated as of August 12, 2002 (the "Tender Agreement") with Parent and the Purchaser. The summary of the Tender Agreement is contained in Section 11 -- "Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase which is filed herewith as Exhibit (a) (1) and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Agreement, which is filed herewith as Exhibit (e) (2) and incorporated herein by reference.

     In connection with the Merger Agreement, the Company and Crossvue, Inc. (a wholly owned subsidiary of the Company) made to Parent an amended and restated convertible promissory note (the "Amended Note") in an amount of $3,500,000 to Parent on August 12, 2002. The summary of the Amended Note is contained in
Section 11 -- "Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase which is filed herewith as Exhibit (a) (1) and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Amended Note, which is filed herewith as Exhibit (e) (3) and incorporated herein by reference.

     Parent and the Company entered into the Confidentiality Agreement dated as of June 20, 2002 (the "Confidentiality Agreement"). The summary of the Confidentiality Agreement is contained in Section 11 -- "Purpose of the Offer; Plans for the Company; Certain Agreements" of the Offer to Purchase which is filed herewith as Exhibit (a)(1) and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e) (4) and incorporated herein by reference.


 INTEREST OF CERTAIN PERSONS

     Certain members of the Company's management and the Board of Directors of the Company (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally. Such interests include, but are not limited to, certain Board members being required to sign the Tender Agreement, continued employment with the Company, possibility of continuing as a member of the Board and immediate vesting of all Stock Options. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.


 STOCK-BASED RIGHTS

     The Merger Agreement provides that, at the Effective Time, each outstanding stock option issued by the Company to acquire Common Stock, whether vested or unvested, will be cancelled, and the option holder will be entitled to receive an amount equal to the excess of the Merger Consideration over the exercise price, multiplied by the number of shares of Common Stock underlying the option, less applicable withholding taxes and without interest. The number of shares subject to options is as follows: Mr. John Wood, 765,000 shares; Mr. Llavan Fernando, 767,940 shares; Mr. Ed Kolasinski, 90,000 shares; Mr. Matt Graves, 125,000 shares; Mr. James Dorrian, 0 shares; and all directors and executive officers of the Company, including the foregoing (7 individuals), 1,957,940 shares. All unvested options described above shall vest upon consummation of the Merger.


 OTHER PLANS


     It is expected that, initially following the Merger, the business and operations of the Company will generally continue as they are currently being conducted. Parent currently intends to cause the Company's operations to continue to be run and managed by, amongst others, the Company's existing executive officers. Parent states that it will continue to evaluate all aspects of the business, operations, capitalization and management of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such further actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management.


ITEM 4. THE SOLICITATION OR RECOMMENDATION


 RECOMMENDATION OF THE BOARD OF DIRECTORS.


     At a meeting held on August 6, 2002, the Board determined that the Merger Agreement and the transactions contemplated thereby were the best option available after a long search for investors and potential acquirers. The Board further believes that the transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interest of the stockholders of the Company. At this meeting, the Board approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and approved the Merger Agreement and such transactions for the purposes of Section 203 of DGCL. YOUR BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.


 BACKGROUND OF THE OFFER, CONTRACT WITH PURCHASER


     On or about October 1, 2001, the Company acquired Crossvue, Inc. ("Crossvue"). Since Crossvue had approximately $3,000,000 in cash, it was an attractive acquistion candidate for the Company. However, notwithstanding the acquisition of Crossvue, the Company continued to look for additional capital necessary to fully implement its business plan. After an unsuccessful search for additional capital, the board of directors of the Company (the "Board") authorized the officers to seek a buyer for the Company. The Company hired Jane Capital Partners LLC as its investment bank to seek a buyer for the Company.


     During the first half of 2002, the Company held discussions with numerous parties, including Hand Held Products, Inc. ("HHP"), regarding a possible acquisition of the Company or an investment in the Company. The discussions with HHP culminated in an asset purchase agreement, executed by the Company, Crossvue and HHP on June 26, 2002 (the "Asset Purchase Agreement"), whereby the Company and Crossvue agreed to transfer to HHP substantially all of their business, properties and assets.


     During the Company's negotiations with HHP, Parent indicated an interest in acquiring the Company. On June 20, 2002, the Company and Parent entered into the Confidentiality Agreement.

     On July 19, 2002, Parent proposed the Offer and the Merger to the Company by delivery of the following letter:


                                        July 19, 2002

    Mr. John Wood
    Chairman of the Board and Chief Executive Officer
    @POS.com, Inc.
    3051 North First Street
    San Jose, CA 95134 U.S.A.


    Dear John:


    We are pleased to propose that Symbol Technologies, Inc. acquire all of the outstanding equity interests in @POS.com, Inc. (the "Company") for an aggregate purchase price of $5.5 million. The proposed transaction would be effected through a customary negotiated two-step merger agreement, whereby Symbol would make a tender offer for all of the outstanding common stock of the Company.


    We have reviewed the Asset Purchase Agreement dated as of June 26, 2002 among the Company, Crossvue, Inc. and Hand Held Products, Inc. and are confident that the Company's Board will conclude that our proposal constitutes a "Superior Proposal" as defined in such Asset Purchase Agreement. In addition to the higher consideration for your shareholders contemplated by our proposal, we believe that our proposed transaction would have a number of significant advantages over the transaction contemplated by the Asset Purchase Agreement, including the absence of any hold-back provision or any risk that the value available to shareholders would be reduced by the Company's retained liabilities. We also believe that our proposed transaction would have fewer conditions, can be completed substantially faster and is potentially more tax efficient for your shareholders.


    In addition, we are prepared to fund a loan to the Company in an amount necessary to fully repay HHP under the Convertible Promissory Note dated June 26, 2002 (including any break-up fee payable) simultaneously with the execution of a definitive agreement between Symbol and the Company and thereafter provide additional working capital advances to the Company, which loan and advances will not exceed $2,000,000 in the aggregate. Such loan and advances shall be on terms substantially the same as the Convertible Promissory Note currently held by HHP.


    Symbol intends to obtain the funds necessary to complete the transaction from existing cash balances. As we are sure you are aware, we are the global leader in mobile data transaction systems with annual revenues in excess of $1 billion dollars and with a market capitalization (even at today's depressed levels) in excess of $1 billion.


    Our proposal is subject only to the following conditions: (i) the completion of satisfactory due diligence to be conducted by us and our advisors and (ii) the negotiation and execution of definitive agreements on terms satisfactory to the parties thereto. We have reviewed the publicly available information on the Company and we believe that our due diligence would be completed expeditiously and would not delay the execution of definitive agreements.


    If the Company determines to promptly accept our proposal, the transaction could be completed as early as end of August 2002. Unless earlier accepted, this proposal will terminate at 5:00 PM on July 26, 2002.


    We look forward to discussing this proposal and negotiating definitive agreements with you immediately. In responding to us or in seeking further information concerning our proposal, or for any other matter, please call me at (631) 738-4765.
                                        Sincerely yours,

                                        Leonard Goldner
                                        Executive Vice President and General
                                        Counsel
     cc:  R. Bravman

     On July 22, 2002, the Board met to consider Parent's proposal in relation to the Asset Purchase Agreement and whether there were any other possible parties interested in acquiring the Company. During such meeting, Jane Capital Partners LLC discussed various financial considerations relating to Parent's proposal with the Board. As a condition for proceeding with Parent's proposal, the Board requested that Parent provide the Company with interim working capital prior to the negotiation of a definitive Merger Agreement. Following the meeting of the Board on that date, the Company issued a press release stating that it had received Parent's proposal and that the Board had determined Parent's proposal to constitute a superior proposal to the Asset Purchase Agreement. The Company also delivered a copy of Parent's proposal to HHP. Pursuant to the Asset Purchase Agreement, HHP had the greater of two full business days or 48 hours following its receipt of Parent's proposal to match the terms of such proposal.

     In response, Parent delivered a letter dated July 25, 2002 substantially identical to the letter dated July 19, 2002 except that Parent substituted the following language to address the request of the Company for interim working capital:

     In addition, we are willing to fund (i) up to $400,000 of interim working capital advances prior to the execution of a definitive agreement between Symbol and the Company, (ii) a loan to the Company in an amount necessary to fully repay HHP under its promissory note simultaneously with the execution of the definitive Merger Agreement and (iii) thereafter provide additional working capital advances to the Company, which loans and advances under clauses (i), (ii) and (iii) would not exceed $2,000,000 in the aggregate. Such loan and advances shall be on terms substantially the same as the Convertible Promissory Note currently held by HHP.

     On July 25, 2002, the Board and its financial and legal advisors met to discuss Parent's letter of the same date and the interim financing needs of the Company and decided to proceed with negotiations with Parent on the basis of such letter. On July 26, 2002, the Company and Crossvue entered into a convertible promissory note in the amount of $400,000 (the "Original Note") in favor of Parent. A copy of the Original Note has been filed as Exhibit (d)(4) to the Schedule TO filed by Parent and the Purchaser with the Securities and Exchange Commission on August 19, 2002.

     Between July 26, 2002 and August 6, 2002, the parties and their respective counsel negotiated the terms of the Merger Agreement and the related documents, including the increased amount of the Amended Note.

     On August 6, 2002, the Board and its financial and legal advisors again met to consider the Merger Agreement and the related documents, the Asset Purchase Agreement and the status of inquiries made by other parties interested in the Company. Following the discussion, the Board determined that the terms of the Merger Agreement and the related documents were the most favorable terms received to date, and under the circumstances were advisable, fair to and in the best interests of the stockholders of the Company. The Board approved the Merger Agreement, the related documents and the transactions contemplated thereby, and determined to recommend that the Company's stockholders tender their Shares pursuant to the Offer. The Board also determined to terminate the Asset Purchase Agreement and related documents concluded with HHP pursuant to the terms thereof on the basis that (a) the transactions contemplated by the Merger Agreement and the related documents constituted a transaction more favorable to the stockholders of the Company than that contemplated by the Asset Purchase Agreement and that Parent was financially capable of consummating the Offer and the Merger and (b) HHP failed to match the terms of the Offer and the Merger within the time period allocated by the Asset Purchase Agreement.

     Between August 6, 2002 and August 12, 2002, the parties completed arrangements necessary to enter into the Merger Agreement, including delivery of a notice to HHP to terminate the Asset Purchase Agreement and obtaining from HHP a release of its security interests in the Company's and Crossvue's assets.

     On August 12, 2002, Parent, the Purchaser and the Company executed the Merger Agreement. On that same day, the Purchaser and certain stockholders of the Company entered into the Tender Agreement in which such stockholders agreed to tender their Shares in the Offer. In addition, on that day, Parent, the Company and Crossvue entered into the Amended Note replacing the Original Note to repay in full all of the borrowings outstanding under the promissory note held by HHP and to provide additional working capital for the Company. The Amended Note is secured by a security interest in substantially all of the assets of the Company and Crossvue.

     On August 19, 2002, in accordance with the Merger Agreement, the Purchaser commenced the Offer.


 REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including the following:

   1. TRANSACTION FINANCIAL TERMS. The Board determined that the aggregate consideration to the Company's stockholders pursuant to the Merger Agreement, including the assumption of the Company's liabilities by Parent, is superior to the transaction contemplated by the Asset Purchase Agreement. The Board also considered the relationship of the Offer Price to the historical market prices of the Common Stock.

   2. COMPANY OPERATING AND FINANCIAL CONDITION. The Board considered the current and historical financial condition and results of operations of the Company, the Company's cash position, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's business operates.

   3. STRATEGIC ALTERNATIVES. The Board considered the strategic alternatives available to the Company, including the possibility of obtaining additional investment and the possibility of growing its business while remaining an independent public company. The Company made significant effort to raise equity capital without success.

   4. PROMPT CASH TENDER WITH LIMITED CONDITIONS. The Board considered the fact that the Merger Agreement provides for a prompt cash tender offer for all outstanding shares of Common Stock to be followed by the Merger at the same cash price per share, thereby enabling the Company's shareholders to obtain the benefits of the transactions at the earliest possible time. The Board considered that Parent's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition.

   5. STRENGTH OF PARENT. The Board considered, among other things, that Parent (i) could assume the liabilities to the Company's customers and other parties, (ii) has a favorable record of acquiring other companies,
       (iii) has strong financial statements, (iv) has a strong management team, and (v) has a business which is strategic to the Company.

   6. ALTERNATIVE TRANSACTIONS. The Board considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party that makes a non-solicited acquisition proposal if, among other things, the Board determines in good faith, after consultation with and based upon the advice of outside legal counsel, that such acquisition proposal would be reasonably likely to result in a transaction more favorable to the Company's stockholders from a financial point of view than that contemplated by the Merger Agreement, and that the person making such acquisition proposal is financially capable of consummating such proposal or the financing necessary to consummate such acquisition proposal is then committed or is reasonably capable of being obtained. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if the outstanding principal amount of the Amended Note is increased by $350,000 and the Company reimburses Parent for all reasonable out-of-pocket expenses and fees. In addition, the Board considered that certain stockholders are required by the Tender Agreement to tender their Shares and otherwise support the Offer and the Merger, including refraining from supporting alternative transactions for a period time after the Merger Agreement is terminated. The Board considered that these provisions of the Merger Agreement and the Tender Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that these provisions were insisted upon by Parent as a condition to entering into the Merger Agreement.

   7. POTENTIAL CONFLICTS OF INTEREST. The Board considered the interests of certain Company executives and directors in the Offer and the Merger.

The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.


 INTENT TO OFFER

     To the best of the Company's knowledge, each executive officer, director affiliate or subsidiary of the Company who owns shares of Common Stock intends to tender all issued and outstanding shares of Common Stock held of record or beneficially owned by such person to Purchaser in the Offer.


ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to a letter agreement dated April 1, 2002, the Company formally retained Jane Capital Partners to act as its financial advisor in connection with a Transaction, Financing or Strategic Transaction (as defined in the engagement letter), including a possible sale of the Company. The Board retained Jane Capital Partners based upon its qualifications, experience, reputation, and familiarity with the Company's business. Jane Capital Partners is an regionally recognized investment banking and advisory firm. As part of its investment banking and financial advisory business, Jane Capital Partners is continuously engaged in mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes.

     Pursuant to the letter agreement, the Company paid to Jane Capital Partners non-refundable monthly retainer fees of $20,000 in the aggregate. In addition, the Company agreed to pay to Jane Capital Partners an additional fee of $321,500 upon the consummation of a definitive agreement. The Company has also agreed to reimburse Jane Capital Partners for certain expenses. In addition, the Company has agreed to indemnify Jane Capital Partners against certain liabilities and expenses.

     Except as described above, neither the Company nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Except for John Wood, the Company's Chief Executive Officer, who received one half of his bi-weekly compensation in Shares (at the fair market value on the date of such payment), no transactions in Shares have been affected during the past sixty (60) days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company. On August 1, 2002, the Board voted to discontinue paying one half of John Wood's salary in Shares and began paying him a full cash salary. The following table summarizes certain information regarding the Shares received by John Wood in the last 60 days:




       DATE OF RECEIPT         NUMBER OF SHARES          PRICE PER SHARE
       ---------------         ----------------          ---------------
June 14, 2002                    19,203                      $0.23
June 30, 2002                    15,774                      $0.28
July 15, 2002                    18,403                      $0.24
July 31, 2002                    11,042                      $0.40


ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     There are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

     The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.


 DELAWARE GENERAL CORPORATION LAW.

     Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.


 THE PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS.

     The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company's stockholders.


ITEM 9. EXHIBITS




    EXHIBIT NO.                                          DESCRIPTION
------------------- -------------------------------------------------------------------------------------
       (a)(1)       Offer to Purchase dated August 19, 2002, incorporated by reference to Exhibit (a)(1)
                    to the Schedule TO, filed by Parent and the Purchaser with the Securities and
                    Exchange Commission on August 19, 2002.

       (a)(2)       Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(2) to the
                    Schedule TO, filed by Parent and the Purchaser with the Securities and Exchange
                    Commission on August 19, 2002.

       (a)(3)       Press Release issued by the Company on August 14, 2002 announcing the Merger
                    Agreement, incorporated by reference to cover of Schedule 14D-9, filed by the Company with the Securities and Exchange Commission on August 14, 2002.

       (a)(4)       Letter to the Stockholders of the Company, dated August 19, 2002.

       (e)(1)       Agreement and Plan of Merger dated as of August 12, 2002 by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (d) (1) to the
                    Schedule TO filed by Parent and the Purchaser with the Securities and Exchange
                    Commission on August 19, 2002).

       (e)(2)       Tender and Voting Agreement dated as of August 12, 2002 among Parent, Purchaser and certain Stockholders (incorporated by reference to Exhibit (d) (3) to the
                    Schedule TO filed by Parent and the Purchaser with the Securities and Exchange
                    Commission on August 19, 2002).

       (e)(3)       Amended and Restated Convertible Promissory Note, dated August 12, 2002, made by the Company and Crossvue, Inc. in favor of Parent (incorporated by reference to
                    Exhibit (d)(5) to the Schedule TO filed by Parent and the Purchaser with the Securities and Exchange Commission on August 19, 2002).

       (e)(4)       Confidentiality Agreement, dated as of June 20, 2002, by and between Parent and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent and the Purchaser with the Securities and Exchange Commission on
                    August 19, 2002).

       (e)(5)       The Information Statement of the Company, dated August 19, 2002 (included as
                    Annex A to the Statement).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        @POS.COM, INC.


                                        By: /s/ JOHN WOOD
                                          ------------------------
                                          Name: John Wood
                                          Title: Chief Executive Officer

Dated: August 19, 2002